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                                                                    EXHIBIT 12.1

                       STATEMENT OF COMPUTATION OF RATIOS

      Set forth below is information concerning the computation of our ratio of earnings to fixed charges on a consolidated basis for the periods indicated appearing in this Quarterly Report on From 10-Q. This ratio shows the extent to which our business generates enough earnings after the payment of all expenses other than interest to make the required interest payments on our 3.0% Convertible Senior Subordinated Notes due 2024.

      The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For purposes of computing the ratios of earnings to fixed charges, "earnings" consist of net income or loss plus provision (benefit) for income taxes and fixed charges. "Fixed charges" consist of interest expense plus the portion of operating rental expense management believes represents the interest component of rent expense (estimated at 5%).

                                                                 YEAR ENDED DECEMBER 31,                  NINE MONTHS
                                                  ----------------------------------------------------   ENDED SEPT 30,
                                                    2001       2002      2003      2004         2005          2006
                                                  --------   -------   -------   ---------    --------   --------------
                                                              (In thousands, except for ratios)
Fixed Charges:
  Interest expense ............................   $  1,976   $ 2,965   $   213   $     301    $  4,203      $  3,231
  Portion of rental expense deemed to
    represent interest ........................        166       185       195         209         207           132
                                                  --------   -------   -------   ---------    --------      --------
  Total fixed charges .........................   $  2,142   $ 3,150   $   408   $     510    $  4,410      $  3,363
                                                  ========   =======   =======   =========    ========      ========
Earnings:
  Net income (loss) ...........................   $(35,228)  $ 5,403   $63,248   $(207,358)   $(64,308)     $(20,802)

  Provision (benefit) for income taxes ........        994     2,176   (42,207)     59,092      (1,488)          748
  Fixed charges ...............................      2,142     3,150       408         510       4,410         3,363
                                                  --------   -------   -------   ---------    --------      --------

Total earnings (loss) for computation of
  ratio .......................................   $(32,092)  $10,729   $21,449   $(147,756)   $(61,386)     $(16,691)
                                                  ========   =======   =======   =========    ========      ========

Ratio of earnings to fixed charges(1) .........         --       3.4      52.6          --          --            --

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(1)   The pretax net loss for the years ended December 31, 2001, 2004 and 2005, and the nine months ended September 30, 2006, was not sufficient to cover fixed charges by approximately $34.2 million, $148.3 million, $65.8 million and $20.1 million, respectively. As a result, the ratio of earnings to fixed charges has not been computed for these periods.